Tower One Wireless Corp. ("Tower One Wireless")

Loan ITAU - Phase 1

Year ended December 31, 2021

Background:

Loan Agreement

  Effective date:

March 11, 2021

  Maturity date:

September 17, 2030

  Parties:

Fideicomiso Tower, Tower 3 S.A.S. ("Tower"), Commerk S.A.S. ("Commerk") and Itaú Corpbanca Colombia S.A. ("Itaú").

  Terms:

Pursuant to the Loan Agreement, Fideicomiso Tower (the "debtor"), Tower and Commerk (together, the "codebtors"), and Itaú (the "lender"), establish a Loan Agreement, pursuant to which Itaú will lend funds for the purpose of constructing cellphone Towers. The loan amount is for up to COP 31,632,000,000.00 (USD 7.9MM). Commerk, is committed to disburse up to COP 10,544,000,000.00 (USD 2.7MM) ("Commerk disbursement").

  Interest rate:

4.615% + IBR (six months)

  Interest payment:

Quarterly

  Grace period:

12 months (only for principal)

  Principal payment:

Quarterly based on a gradient.

  Project:

This financing will be used to execute the construction of up to 220 towers assigned by WOM and Telefónica in Colombia. The total amount of the project is COP 42,176,000,000.00 (USD 10.6MM).

  Functionality:

Disbursements will occur after a set of towers are constructed and accepted by WOM or Telefónica.

The disbursed amount will be calculated based on the free cash flow that each set of towers will generate, granting a DSCR of at least 1.1x.

The disbursed amount will not exceed the ratio 75/25 (Debt/Commerk disbursement).

  Collateral:

A trust has been put in place (Fideicomiso Tower). The economic rights related to the financed towers are being transferred to the trust and the towers are being pledged.

  Termination: The agreement will be finished once all the amounts owed and related to it are being satisfied. The loan can be prepaid at any time, this prepayment will not have any cost if happens in an interest payment date.
  Applicable Law: Colombia.